As filed with the Securities and Exchange Commission on March 12, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act Of 1934

Highland Opportunities and Income Fund

(Name of Subject Company (Issuer))

Highland Opportunities and Income Fund

(Name of Filing Person (Issuer))

Common shares of beneficial interest, par value $0.001

(Title of Class of Securities)

43010E404

(CUSIP Number of Securities)

Frank Waterhouse
Highland Opportunities and Income Fund
300 Crescent Court, Suite 700
Dallas, Texas 75201
Telephone: (866) 351-4440

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Jon-Luc Dupuy
K&L Gates, LLP
1 Congress Street
Boston, MA 02114
Telephone: (617) 261-3146

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This amendment no. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) by Highland Opportunities and Income Fund, a Massachusetts business trust (together with its subsidiaries, “HFRO” or the “Issuer”), on February 3, 2025, relating to the offer by HFRO to exchange up to $100,000,000 in aggregate purchase price of the Issuer’s currently outstanding common shares of beneficial interest, par value $0.001 per share, for (i) shares of Highland Opportunities and Income Fund’s 5.375% Series B Cumulative Preferred Shares, par value $0.001 and liquidation preference $25.00 per share (“Series B Preferred Shares”) upon the terms and subject to the conditions contained in the Offer to Exchange dated February 3, 2025 and the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO, the Offer to Exchange or the Letter of Transmittal, as applicable.

This Amendment No. 3 is the final amendment to the Schedule TO and is being filed (i) to report the finals results of the Exchange Offer, which expired at 5:00 p.m. New York City time on March 4, 2025, and (ii) to include a press release announcing the final results of the Exchange Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(5). Only those items amended are reported in this Amendment No. 3.

The following information is furnished pursuant to Rule 13e-4(c)(4) of the Exchange Act:

1.	The Exchange Offer expired at 5:00 p.m. New York City time, on March 4, 2025.

2.	21,673,105 Common Shares were validly tendered and not withdrawn prior to the expiration of the Exchange Offer and 10,000,000 Common Shares were accepted for repurchase in accordance with the terms of the Exchange Offer. The proration factor for the Common Shares that HFRO will accept pursuant to the Exchange Offer is 46.14096%.

3.	The Common Shares are being repurchased at a Purchase Price of $10 per Common Share.

Except as specifically provided herein, the information set forth in the Schedule TO, including all schedules and annexes thereto that were previously filed therewith, remains unchanged and is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibit filed herewith.

You should read this Amendment No. 3 together with the Schedule TO, the Offer to Exchange and the Letter of Transmittal

ITEM 12. EXHIBITS.

Exhibit No.	Document
(a)(1)(i)	Offer to Exchange dated February 3, 2025. (1)

(a)(1)(ii)	Letter of Transmittal. (1)

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(1)(iv)	Letter to Clients. (1)

(a)(5)(1)	Press Release issued on February 3, 2025 (1)

(a)(5)(2)	HFRO Offer to Exchange FAQs dated February 2025. (1)

(a)(5)(3)	Press Release issued on March 5, 2025 (8)

(a)(5)(4)	Press Release issued on March 5, 2025 (9)

(a)(5)(5)	Press Release issued on March 12, 2025 (10)

(b)	Not applicable.

(d)(1)	Third Amended and Restated Agreement and Declaration of Trust dated July 26, 2019. (2)

(d)(2)	First Amendment to the Third Amended and Restated Agreement and Declaration of Trust dated October 15, 2019. (2)

(d)(3)	Second Amendment to the Third Amended and Restated Agreement and Declaration of Trust dated August 13, 2020. (2)

(d)(4)	Third Amendment to the Third Amended and Restated Agreement and Declaration of Trust dated December 21, 2021. (2)

(d)(5)	Fourth Amendment to the Third Amended and Restated Agreement and Declaration of Trust dated May 15, 2023. (2)

(d)(6)	Third Amended and Restated By-Laws of the Registrant dated December 21, 2021. (2)

(d)(7)	Statement of Preferences for the 5.375% Series A Cumulative Preferred Shares dated July 29, 2019. (2)

(d)(8)	Form of Statement of Preferences of 5.375% Series B Preferred Shares dated [ ]. (1)

(d)(9)	Dividend Reinvestment Plan. (3)

(d)(10)	Amended and Restated Investment Advisory Agreement, dated June 29, 2006, between the Company and NexPoint Advisors, L.P. (4)

(d)(11)	Administration Services Agreement, dated June 29, 2006, between the Issuer and Highland Capital Management, L.P. (5)

(d)(12)	Amendment No. 1, dated June 6, 2008, to Administration Services Agreement, dated December 4, 2006, between the Issuer and Highland Capital Management, L.P.(5)

(d)(13)	Transfer Agency and Registrar Services Agreement, dated January 18, 2013, between the Issuer and American Stock Transfer & Trust Company, LLC.(5)

(d)(14)	Master Sub-Administration Agreement, dated July 23, 2018, between SEI investments Global Funds Services and NexPoint Advisors, L.P. (8)

(d)(15)	Master Custodian Agreement dated October 3, 2018 between Bank of New York Mellon (“BNY”) and NexPoint Real Estate Strategies Fund, NexPoint Healthcare Opportunities Fund, NexPoint Latin American Opportunities Fund, NexPoint Discount Strategies Fund, NexPoint Energy and Materials Opportunities Fund, NexPoint Strategic Income Fund and NexPoint Event Driven Fund (the “Interval Funds”) listed on Annex A thereto (as Annex A may be amended from time to time).(6)

(d)(16)	Amendment 1 to Master Custodian Agreement dated April 8, 2019 between BNY and the Issuer, the Interval Funds, the series of Highland Funds II, the series of Highland Funds I, the Issuer, Highland Income Fund, Highland Global Allocation Fund and Gambier Bay, LLC.(6)

(d)(17)	Amendment 2 to Master Custodian Agreement dated April 8, 2019 between BNY and the Issuer, the Interval Funds, the series of Highland Funds II, the series of Highland Funds I, the Issuer, Highland Income Fund, Highland Global Allocation Fund and Gambier Bay, LLC.(6)

(d)(18)	Form of Amendment to the Transfer Agency and Registrar Services Agreement, dated October 30, 2020, between the Issuer and American Stock Transfer & Trust Company, LLC. (7)

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fees – Calculation of Filing Fee Table (1)

(1)	Incorporated by reference to the Issuer’s Tender Offer Statement on Schedule TO (File No. 005-90216), filed on February 3, 2025.
(2)	Incorporated by reference to Post-Effective Amendment adding exhibits to the Issuer’s Registration Statement on Form N-2 (File No. 333-219103), filed on January 2, 2025.
(3)	Incorporated by reference to the Issuer’s Registration Statement on Form N-2 (File No. 333-230078), filed on March 5, 2019.
(4)	Incorporated by reference to Post-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form N-2 (File No. 333-173004), filed on August 22, 2013.
(5)	Incorporated by reference to Post-Effective Amendment No. 6 to the Issuer’s Registration Statement on Form N-2 (File No. 333-173004), filed on April 30, 2015.
(6)	Incorporated by reference to Post-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form N-2 (File No. 333-230078), filed on August 27, 2019.
(7)	Incorporated by reference to the Issuer’s Tender Offer Statement on Schedule TO (File No. 005-83652), filed on October 30, 2020.
(8)	Incorporated by reference to Amendment No. 1 to the Issuer’s Tender Offer Statement on Schedule TO (File No. 005-90216), filed on March 5, 2025.
(9)	Incorporated by reference to Amendment No. 2 to the Issuer’s Tender Offer Statement on Schedule TO (File No. 005-90216), filed on March 6, 2025.
(10)	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Highland Opportunities and Income Fund

By:	/s/ Frank Waterhouse
Name:	Frank Waterhouse
Title:	Treasurer, Principal Accounting Officer, Principal Financial Officer, and Principal Executive Officer

Dated as of: March 12, 2025

Exhibit Index

Exhibit Number	Description
(a)(5)(5)	Press Release issued on March 12, 2025